EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders.

IVY FUNDS

SHAREHOLDER MEETING RESULTS

On July 2, 2014, a special shareholder meeting (Meeting) for Ivy Micro Cap Growth Fund (the Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To approve a new investment sub-advisory agreement between Wall Street Associates, LLC, the Fund’s sub-adviser, and Ivy Investment Management Company (IICO), the Fund’s investment manager.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Micro Cap Growth Fund	5,456,176.965	259,161.424	306,914.210	6,022,252.599

Proposal 2: To approve the use of a “manager of managers” structure whereby IICO will be able to hire and replace sub-advisers for the Fund without shareholder approval.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Micro Cap Growth Fund	4,766,705.918	884,511.216	371,035.465	6,022,252.599